HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                      (303) 839-0061                Fax: (303) 839-5414


                                  July 21, 2015

Johnny Gharib
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation

     This office represents CEL-SCI Corporation (the "Company"). The second amendment to the Company's 10-K report for the year ended September 30, 2014 has been filed with the Commission. This letter is in response to the comment received from the staff on May 6, 2015.

     The Company's various Incentive Stock Option, Non-Qualified Stock Option, Stock Bonus and Stock Compensation Plans are the same, except for the number of shares authorized for issuance under the plans, which in some cases varies from year to year. However, insofar as Item 601(4) of Regulation S-K is concerned (Instruments defining the rights of security holders,) the respective plans are identical to each other, i.e., each Incentive Stock Option Plan has the same terms and provisions as the other Incentive Stock Option plans. As a result, only the most recent plans filed as exhibits to S-8 registration statements have been incorporated by reference.

     Exhibit 4 (f) - the 2014 Incentive Stock Bonus Plan has been filed as an exhibit to Amendment No. 2 to the Company's 10-K report.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very truly yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart
                                    By
                                          William T.  Hart